Exhibit 99.10

Telkom SA Limited

(Registration Number 1991/005476/06)

ISIN ZAE000044897

JSE and NYSE Share Code TKG

(“Telkom”)

Vodacom audited full-year results for the year ended March 31, 2004

Vodacom Group (Proprietary) Limited (“Vodacom”), South Africa’s largest mobile communications group, in which Telkom has a 50.0% holding, has announced audited full-year results for the year ended March 31, 2004. Revenue increased by 18.7% to R23,478 million (US$3,715 million), profit from operations increased 20.9% to R5,234 million (US$828 million) and net profit increased 36.9% to R3,032 million (US$480 million) for the year ended March 31, 2004.

Group financial highlights:

•                                Group revenue growth of 18.7% to R23.5 billion

•                                Group EBITDA growth of 15.9% to R7.8 billion

•                                Group data revenue growth of 58.9% to R1.0 billion

•                                Profit from operations growth of 20.9% to R5.2 billion

•                                Net profit growth of 36.9% to R3.0 billion

•                                Shareholder distributions of R2.1 billion

Operating highlights

•                  Group total customers up 29.7% to 11.2 million

•                  Group capex as a % of revenue reduced by 4.9% points to 12.3%

•                  Group customers per employee improved by 23.9% to 2,433

•                  Acquired 51% of Smartphone SP (Proprietary) Limited in March 2004

•                  Vodacom Mozambique launched in December 2003

South Africa

Customers

The South African customer base continued to grow this year, showing the market is larger than previously forecast. Total customers increased by 23.5% to 9.7 million (2003: 7.9 million), with the majority of the growth coming from the prepaid market. The number of prepaid customers increased by 24.3% to 8.3 million, while the number of contract customers increased by 20.2% to 1.4 million, fuelled to a large extent by increased connection incentive levels in the market.  The strong growth in customers was a direct result of the remarkable number of gross new connections achieved of 5.0 million, coupled with low churn in the contract base, offset to some extent by increased churn in the prepaid base.

ARPU

The developing market, through the prepaid service, has been driving market penetration in 2004 and made up 92.4% (2003: 94.3%) of all gross connections. Indications are that total ARPU has stabilized and during the period under review decreased to R177 per month (2003: R183) due to the continued dilution of ARPU caused by the higher proportion of new, lower ARPU prepaid connections.  Contract customer ARPU has increased by 0.8% (2003: 12.3%) to R634, while prepaid customer ARPU remained stable (2003: decreased by 3.2%) at R90 per customer per month.

Churn

Due to the high cost of acquisition in a highly developed contract market, Vodacom has implemented upgrade and retention policies over the last couple of years that ensured the decrease in contract churn to the lowest level in our history of 10.1% in 2004 (2003: 11.9%). The developing prepaid market however is characterized by low acquisition costs due to the flexibility required by this market to be able to access our services as the customer has disposable income. The high prepaid churn experienced during the year under review of 41.3% (2003: 34.0%) is a function of an increasingly competitive market, but also due to changes to the business rules governing prepaid customers.

Traffic and minutes of use

Total traffic on the network, excluding the impact of national and international roaming, has shown an increase of 17.3% to 12.3 billion minutes in 2004 (2003: 10.5 billion). This growth was due mainly to the 23.5% growth in the total customer base from 7.9 million to a base of 9.7 million as at the end of March 2004. Also evident was a marked change in customer calling patterns, with mobile to mobile traffic increasing by 30.9% while mobile to fixed traffic decreased by 6.4%.

Market share

Vodacom has retained its dominance in the South African market with an estimated 54% market share as at March 31, 2004 despite strong competition. Although we have been highly successful in defending our market share, this competitiveness of the market has inevitably resulted in margin squeeze.

Other African operations

This was an exciting year for our existing other African investments as we further entrenched ourselves in all of these operations. Vodacom Tanzania Limited (“Vodacom Tanzania”) consolidated its position as market leader in that country with a 57% market share at year-end. Vodacom Congo (RDC) s.p.r.l. (“Vodacom Congo”) has significantly grown its market share since the re-launch of the operation under the Vodacom brand in May 2002 and has increased its market share from 9% at that time to 47% at year-end.  Vodacom Lesotho (Proprietary) Limited (“Vodacom Lesotho”) has positioned itself to capitalize on any future market growth and minimize the impact of competitive activity. After almost two years of negotiations, Vodacom launched commercial operations in the Republic of Mozambique on December 15, 2003.  Although still in its infancy, initial indications from this market are promising.  The number of connections experienced in the three months since launching was ahead of expectations, enabling us to rapidly achieve a 11% market share against an established operator, MCel. Initial ARPU levels are at R110 or $15 per month.  All our African operations, except our new Mozambican operation, were profitable at the profit from operations level for the year.

Effective April 1, 2004 Vodacom International Limited (“VIL”) entered into a five year management agreement with VEE Networks Limited (“VEE”), (formerly Econet Wireless Nigeria Limited), subject to the right of termination in favor of each of the parties.  In terms of the agreement, VIL would have managed VEE’s cellular network operations in Nigeria for a fee which is based on VEE’s turnover.  VEE would have been allowed to use the Vodacom logo and brand name.  VIL also had the intention to acquire an equity stake in the business of VEE.

However, on May 31, 2004, VIL and VEE mutually agreed to terminate the management agreement entered into on April 1, 2004.  VIL will continue to provide technical support to VEE for a period of up to six months.  VIL has also decided not to pursue an equity stake in the business of VEE.

Financial review

The Vodacom Group achieved remarkable results in an ever more competitive and demanding environment. Revenue increased by 18.7% to R23.5 billion and net profit after tax and minorities to R3.0 billion, an impressive achievement for our ten-year old Group.

Operating revenue

	Year ended March 31,			% of	% of	% of	%	%
	Rand millions			total	total	total	change	change
	2002	2003	2004	2002	2003	2004	03/02	04/03
Airtime, connection and access	9,030	10,647	12,738	55.9	53.8	54.3	17.9	19.6
Data revenue	457	654	1,039	2.8	3.3	4.4	43.1	58.9
Interconnection	4,301	5,309	5,785	26.6	26.8	24.7	23.4	9.0
Equipment sales	1,627	2,264	2,898	10.1	11.5	12.3	39.2	28.0
International airtime	301	539	659	1.9	2.7	2.8	79.1	22.3
Other sales and services	435	366	359	2.7	1.9	1.5	(15.9)	(1.9)
Total revenue	16,151	19,779	23,478	100	100	100	22.5	18.7

Airtime, connection and access

Vodacom’s airtime revenue increased 19.6% (2003: 17.9%) during the year ended March 31, 2004, primarily due to the increase in the number of Vodacom’s customers, and, to a lesser extent, standard tariff increases.  Total customers increased 29.7% (2003: 26.0%) primarily due to strong prepaid customer growth in South Africa and significant customer growth in our other African operations.

Data revenue

During the year under review, Vodacom changed its classification of revenue to enable the separate identification of data revenue. This was done because of the strategic importance Vodacom places on understanding and growing data revenue in the future.

Vodacom’s data revenue increased 58.9% to R1,039 million (2003: R654 million), mainly due to SMS traffic growth. Although the other African operations contribute a small proportion of data revenue, the substantial increase in Vodacom Tanzania of 28.2% for the year is encouraging. Data revenue in Vodacom Congo and Vodacom Mozambique (VM, S.A.R.L) is still very small.

Vodacom transmitted 2.0 billion SMSs (2003: 1.5 billion) over its South African network during the year ended March 31, 2004, up 33.3% from 2003. The number of active MMS users on the network as at March 31, 2004 was 61,374 (2003: 1,789) and the number of active GPRS users on the network was 100,128 (2003: 7,756). Data revenue contributed 4.4% of total revenue for the year ended March 31, 2004 (2003: 3.3%).

Interconnection

Vodacom’s interconnection revenue increased 9.0% (2003: 23.4%) during the year to R5.8 billion (2003: R5.3 billion) primarily due to an increase in the number of calls terminating on Vodacom’s network as a result of the increased number of Vodacom customers and mobile users generally in all operations during the period. Adding to the growth in interconnection revenue was the changing call patterns of mobile users in South Africa, with disproportionally more calls terminating on mobile networks than on the fixed-line network. However, significantly offsetting this and thereby inhibiting growth in interconnection revenue was a 9.2% reduction in traffic originating from Telkom and terminating on Vodacom’s network.

Equipment sales

Vodacom’s revenue from equipment sales, which yields relatively low margins, increased markedly during the year, reaching its highest level ever. Equipment sales revenue increased by 28.0% (2003: 39.2%) during the year to R2.9 billion (2003: R2.3 billion). The growth in equipment sales was primarily due to the growth of our Vodacom Congo operations and the significant uptake of new handsets in South Africa because of the high level of new connections fuelled by cheaper Rand-prices of MMS and GPRS-enabled handsets coupled with the added functionality of the new phones, such as built-in digital cameras.

International airtime

International airtime increased 22.3% (2003: 79.1%) to R659 million in 2004 (2003: R539 million), primarily as a result of a healthy increase in international airtime revenue in Vodacom Congo, coupled with a moderate increase in Vodacom South Africa. International airtime comprise mainly of international calls by Vodacom customers, roaming revenue from Vodacom’s customers making and receiving calls while abroad and revenue from international customers roaming on Vodacom’s networks. The increase is mainly due to a 30.5% increase in Vodacom’s South African customers roaming internationally and a 12.5% increase in international visitors roaming in South Africa.

Other sales and services

Other sales and services in prior years included revenue from our television rental business, Teljoy, which was sold in March 2002 and has shown a steady decrease from then on, as we focus on our core revenue generating business.

Operating expenses

	Year ended March 31,
	Rand millions			%	%
	2002	2003	2004	03/02	04/03
Depreciation and amortization	2,070	2,374	2,533	14.7	6.7
Payments to other operators	1,378	2,217	2,990	60.9	34.9
Other direct network operating costs(1)	6,992	8,643	10,063	23.6	16.4
Staff expenses	1,135	1,018	1,332	(10.3)	30.8
Marketing and advertising	542	653	702	20.5	7.5
General administration expenses	498	612	682	22.9	11.4
Integration costs, disposal of operations and impairments	(56)	—	—	—	—
Other operating income	(29)	(68)	(58)	134.5	(14.7)
Operating expenses	12,530	15,449	18,244	23.3	18.1

Note

(1) Direct network operating costs less payments to other operators.

Depreciation and amortization

Vodacom’s depreciation and amortization increased by 6.7% to R2,533 million in the year ended March 31, 2004 (2003: R2,374 million). Our biggest capital investments have already been made in South Africa and growth in depreciation in South Africa is therefore slowly declining.  The significant strengthening of the Rand against the US Dollar resulted in depreciation on foreign-denominated capital expenditure in our African operations for the year being translated at a lower exchange rate than in the past, which resulted in relatively lower depreciation charge for the year.  In fact, the depreciation and amortization charge in Vodacom Tanzania in Rand terms actually decreased by 6.8% from 2003 to 2004.

Payments to other operators

Vodacom’s payments to other network operators increased by 34.9% to R2,990 million in 2004 (2003: R2,217 million) increasing significantly in both the years ended March 31, 2004 and 2003, as a result of increased outgoing traffic and the increased amount of outgoing traffic terminating on other mobile networks, rather than on Telkom’s fixed-line network. As the cost of terminating calls on other mobile networks is higher than calls terminating on Telkom’s fixed-line network, as mobile substitution increases with the increasing number of total mobile users in South Africa, interconnection charges should also continue to increase and continue to put pressure on profit margins.

Other direct network operating costs

Other direct network expenses include the cost to connect customers onto the network and are incurred to support growth in revenues. Other direct network expenses also includes cost of goods sold, commissions, customer retention expenses, regulatory and license fees, distribution expenses and site and maintenance costs. Despite increased competition these costs have increased in line with the record number of customer connections and growth in revenues, by 16.4% to R10.1 billion for the year ended March 31, 2004 (2003: R8.6 billion).

Staff expenses

Staff expenses increased by 30.8% in the year ended March 31, 2004 to R1,332 million (2003: R1,018 million) primarily as a result of an increase in headcount of 4.6% in 2004 (2003: 1.2%), as well as an average group-wide salary increase of 8% and a higher deferred bonus incentive accrual. Total headcount in our South African operations decreased by 1.4% (2003: increased by 1.2%) as we continued to increase productivity. Total headcount in our other African operations increased by a significant 51.6% (2003: 1.6%) in order to meet the demands of the rapid expansion of these operations.  Employee productivity has shown a marked improvement in all of our operations, as measured by customers per employee, increasing on an overall basis by 23.9% to 2,433 customers per employee in 2004 (2003: 1,963).

Marketing and advertising

Marketing and advertising expenses increased by 7.5% in 2004 to R702 million, (2003: R653 million) driven mainly by inflationary increases in South African expenditure, marginal decreases in Rand terms in

Vodacom Tanzania, Congo and Lesotho coupled with the marketing expenses related to the launch of Vodacom Mozambique.

General administration expenses

General administration expenses increased by 11.4% to R682 million (2003: R612 million). General administration expenses comprise a number of expenses including accommodation, information technology costs, office administration, consultants’ expenses, social economic investment and insurance. Although small, the increase is mainly as a result of the continued expansion drive into Africa, which require expenses relating to assignees on secondments and high overhead costs such as accommodation, insurance and consulting fees.

Capital expenditure

Capital expenditure – geographical split

	Year ended March 31,			% of	% of	% of	%	%
	Rand millions			total	total	total	change	change
	2002	2003	2004	2002	2003	2004	03/02	04/03
South Africa excluding
holding companies	3,253	2,482	1,654	79.6	73.0	57.2	(23.7)	(33.4)
Tanzania	676	323	351	16.5	9.5	12.1	(52.2)	8.7
Congo (51%)	92	516	395	2.3	15.2	13.7	460.9	(23.4)
Mozambique	—	—	478	—	—	16.5	—	—
Lesotho	26	72	7	0.6	2.1	0.2	176.9	(90.3)
Holding companies	38	6	6	1.0	0.2	0.3	(84.2)	—
Capital expenditure for the year	4,085	3,399	2,891	100.0	100.0	100.0	(16.8)	(14.9)

The total cumulative capital expenditure of the Group at March 31, 2004 increased by 13.1% to R20.7 billion (2003: R18.3 billion). The Group invested R2.9 billion (2003: R3.4 billion) in property, plant and equipment. R2.8 billion (2003: R3.2 billion) was for cellular network infrastructure and related IT and billing systems.

The stronger Rand aided the Group in that most capital expenditure is imported and foreign denominated. Although it is our policy to hedge all foreign denominated commitments from South Africa, we do not qualify for hedge accounting in terms of IAS 39. This means that all capital expenditure in South Africa is recorded at the exchange rate ruling at the date of acceptance of the equipment. Capital expenditure of our other African operations is translated at the average exchange rate of the Rand against the US Dollar during the year of R11.42, R9.81 and R7.17 for 2002, 2003 and 2004 respectively. Closing capital expenditure of our other African operations are translated at the closing exchange rate of the Rand against the US Dollar for the year, namely R11.44, R7.97 and R6.32 in 2002, 2003 and 2004 respectively. For this reason Vodacom’s capital expenditure in any given year cannot be evaluated without taking the effect of the exchange rate movements against the Rand into account.

Funding

Our on balance sheet consolidated net debt position has decreased considerably to R463 million as at March 31, 2004 (2003: R2,445 million). This reflects the Group’s net debt position before the payment for 51% of the equity of Smartphone SP (Proprietary) Limited of R234 million and settlement of the R1.5 billion dividend payable at the end of May 2004 and brings the Group’s net debt to EBITDA ratio to its lowest level ever of 6.0%. The repayment of our shareholder loans of R920 million during the year did not impact our net debt position and therefore did not impact our net debt/EBITDA ratio. If dividends payable were included in net debt, our net debt position would increase to R1,963 million, and our net debt/EBITDA ratio to 25.3%.

The improvement in net debt was principally the result of very strong cash generation in our South African operations and a cash balance of R150 million in Smartphone SP (Proprietary) Limited at the time of purchasing our 51% stake, which significantly increased our consolidated cash deposits.  Other changes in interest-bearing debt were brought about primarily as a result of repayment and re-measurement in Rand terms of Vodacom Tanzania project finance debt, a further draw-down of South African guaranteed credit facilities in Vodacom Congo as well as the payment of dividends in Vodacom Group. The repayment and re-measurement of Vodacom Tanzania’s project finance arrangements resulted in a reduction of R166 million in interest-bearing debt. The draw-down on new debt and re-measurement of existing debt in Vodacom Congo brought about an increase of R84 million in our share of Vodacom Congo’s debt.

Vodacom Congo is only proportionately consolidated but almost 100% of the debt has recourse to South Africa. If the net debt on Vodacom Congo’s balance sheet, guaranteed by the Group but not included in the 51% consolidation, is included, the consolidated net debt number increases by R753 million to R1,216 million and to R2,716 million if dividends payable are included, increasing Vodacom’s net debt/EBITDA ratio to 35.0%.

The Group had a positive cash flow before shareholder distributions (dividends paid and shareholder loan interest paid) and financing activities of R3.0 billion (2003: R1.9 billion). The stronger cash flow in 2004 is mainly due to the greater cash generation from operations, as well as a reduction in capital expenditure.

Segment commentary

Revenue – geographical split

	Year ended March 31,			%	%
	Rand millions			change	change
	2002	2003	2004	03/02	04/03
South Africa (excluding holding companies)	15,410	18,544	21,981	20.3	18.5
Tanzania	657	880	867	33.9	(1.5)
DRC (51%)	14	259	476	1,750.0	83.8
Mozambique	—	—	13	—	—
Lesotho	70	96	119	37.1	24.0
Holding companies	—	—	22	—	—
Revenue	16,151	19,779	23,478	22.5	18.7

Revenue

Revenue increased year on year by 18.7% (2003: 22.5%) to R23.5 billion, of which our other African operations contributed 6.4% (2003: 6.2%). The increase in revenues was primarily driven by strong customer growth in all of our operations.

South Africa

South Africa was by far the biggest contributor to this growth, accounting for 93.6%, or R3.4 billion of the growth in revenues. South African ARPU contracted by 3.3% to R177 per month, which is encouraging given the growth in customers in South Africa of 23.5%. South African contract ARPU grew by 0.8% to R634 per month (2003: R629) for the year ended March 31, 2004, while prepaid ARPU over the same period remained stable at R90 (2003: R90) per month.

Other African countries

Vodacom’s revenue from its other African operations increased 21.2% (2003: 66.7%) to R1.5 billion for the year ended March 31, 2004 (2003: R1.2 billion).  The increase in revenue was driven by very strong customer growth, and was partially offset by lower Rand-based revenues in these countries due to the weakness of the US Dollar against the Rand.  The slight decrease in revenue in Vodacom Tanzania was primarily as a result of Rand strength and lower US Dollar denominated tariffs, which were necessitated by a highly competitive environment and aggressive price cuts by competitors – as high as 40% to 50% for the year. Coupled with the stronger Rand, these factors resulted in the much lower recorded ARPU of R128 for the year (2003: R217), a decrease of 41.0%. The increases in the revenues of Vodacom Congo, Mozambique and Lesotho were the result of very strong customer growth.  However, the strong revenue growth in US Dollar terms in Vodacom Congo and Vodacom Tanzania was significantly offset by the stronger Rand.  In US Dollar terms, Vodacom Tanzania’s revenue grew by 34.4% to $121 million (2003: $90 million), Vodacom Congo’s proportional revenue grew by 153.8% to $66 million (2003: $26 million) and Vodacom Mozambique’s revenue was $2 million for the year ended March 31, 2004.

Profit from operations – geographical split

	Year ended March 31,			%	%
	Rand millions			change	change
	2002	2003	2004	03/02	04/03
South Africa (excluding holding companies)	3,627	4,476	5,466	23.4	22.1
Tanzania	134	187	141	39.6	(24.6)
DRC (51%)	(20)	(117)	9	(485.0)	107.7
Mozambique	—	—	(88)	—	—
Lesotho	12	4	1	(66.7)	(75.0)
Holding companies	(132)	(220)	(295)	66.7	34.1
Profit from operations	3,621	4,330	5,234	19.6	20.9

Profit from operations

Profit from operations increased by 20.9% (2003: 19.6%) to R5.2 billion for the year ended March 31, 2004 (2003: R4.3 billion). Operating expenses increased by 18.1% (2003: 23.3%) which was lower than revenue growth of 18.7% (2003: 22.5%). This resulted in our profit from operations margin increasing marginally to 22.3% (2003: 21.9%), despite margin squeeze resulting from the lower tariffs charged by Vodacom Tanzania in response to the changing market conditions and reduction in net interconnect revenue.  Operating expenses in South Africa grew by 18.0% (2003: 19.4%) versus revenue growth of 18.5% (2003: 20.3%) as we managed to contain overheads and thereby improve our margins in South Africa.

EBITDA – geographical split

	Year ended March 31,			%	%
	Rand millions			change	change
	2002	2003	2004	03/02	04/03
South Africa (excluding holding companies)	5,567	6,423	7,536	15.4	17.3
Tanzania	231	334	278	44.6	(16.8)
DRC (51%)	(12)	(49)	97	(308.3)	298.0
Mozambique	—	—	(71)	—	—
Lesotho	31	26	27	(16.1)	3.8
Holding companies	(126)	(30)	(100)	(76.2)	233.3
EBITDA	5,691	6,704	7,767	17.8	15.9

Shareholder distributions

Shareholder distributions for the 2004 financial year totalled R2,147 million. This reflected an increase in shareholder distributions of 179.6% over the prior year and comprised of interest of R47 million (2003: R168 million) and dividends declared of R2,100 million (2003: R600 million). In addition, Vodacom Group repaid all its shareholder loans totalling R920 million in June 2003. This is the fourth year that dividends have been declared, although the first year that an interim dividend was declared and paid. The R1,500 million final dividend declared was paid to shareholders on May 31, 2004.

Outlook

The Vodacom Group has performed exceptionally well in a changing and more competitive African market that required resilience of our Group. Our performance in the South African market continues to exceed expectations and we believe that our status as the least-cost South African cellular operator gives us a competitive advantage to maintain our margins. The strong cash generation from our South African operations ensured that our consolidated balance sheet remains as strong as ever, even after paying out substantial amounts to our shareholders and making equity investments in Mozambique and Smartphone SP (Proprietary) Limited. We continue to be confident of our success in all of our operations and look forward to an exciting next decade of growth, challenges and innovation.

OPERATIONAL DATA

South African operations - key operational information

							%	%
	Year ended March 31,						change	change
	2000		2001	2002	2003	2004	03/02	04/03
Customers (‘000)(1)	3,069		5,108	6,557	7,874	9,725	20.1	23.5
Contract	963		1,037	1,090	1,181	1,420	8.3	20.2
Prepaid	2,082		4,046	5,439	6,664	8,282	22.5	24.3
Community services	24		25	28	29	23	3.6	(20.7)
Gross connections (‘000)	1,884		2,990	3,038	3,495	4,998	15.0	43.0
Contract	261		263	199	197	377	(1.0)	91.4
Prepaid	1,617		2,725	2,836	3,295	4,617	16.2	40.1
Community services	6		2	3	3	4	0.0	33.3
Inactives (3 months – %)	n/a	(8)	n/a	13.9	18.2	17.6	4.3	(0.6)
Contract	n/a		n/a	3.8	5.3	5.7	1.5	0.4
Prepaid	n/a		n/a	15.9	20.5	19.7	4.6	(0.8)
Total churn (%)(6)	31.8		23.3	27.2	30.4	36.6	3.2	6.2
Contract	17.4		18.7	14.5	11.9	10.1	(2.6)	(1.8)
Prepaid	40.5		24.8	30.1	34.0	41.3	3.9	7.3
Traffic (millions of minutes)(2)	5,669		7,472	8,881	10,486	12,297	18.1	17.3
Outgoing	2,885		4,052	4,967	6,343	7,772	27.7	22.5
Incoming	2,784		3,420	3,914	4,143	4,525	5.9	9.2
ARPU (Rand per month)(4)	266		208	182	183	177	0.5	(3.3)
Contract	481		493	560	629	634	12.3	0.8
Prepaid	132		98	93	90	90	(3.2)	0.0
Community service	n/a		1,453	1,719	1,861	2,155	8.3	15.8
Minutes of use per month (MOU)(3)	158		137	111	101	96	(9.0)	(5.0)
Contract	274		270	264	269	263	1.9	(2.2)
Prepaid	90		70	58	54	56	(6.9)	3.7
Community service	1,593		2,859	3,354	3,162	3,061	(5.7)	(3.2)
Number of employees	4,048		4,102	3,859	3,904	3,848	1.2	(1.4)
Customers per employee	758		1,245	1,699	2,017	2,527	18.7	25.3
Market share(7)	59%		61%	61%	57%	54%	(4.0)	(3.0)
Cumulative capex (Rand millions)	7,048		10,232	14,317	16,535	18,132	15.5	9.7
SA network capex per customer (Rand)	2,543		2,053	1,991	1,933	1,720	(2.9)	(11.0)

Notes

(1) Customer totals are based on the total number of customers registered on Vodacom’s network, which have not been disconnected, including inactive customers, as at the end of the period indicated.

(2) Traffic comprises total traffic registered on Vodacom’s network, including bundled minutes, outgoing international roaming calls and calls to free services, but excluding national roaming and incoming international roaming calls.

(3) Minutes of use per month is calculated by dividing the average monthly minutes during the period by the average monthly total reported customer base during the period. Minutes of use excludes calls to free services, bundled minutes and data minutes.

(4) ARPU is calculated by dividing the average monthly revenue during the period by the average monthly total reported customer base during the period. ARPU excludes revenues from equipment sales, other sales and services and revenues from national and international users roaming on Vodacom’s networks.

(5) Value-added service revenue from previously partially owned service providers is included in contract and total average monthly revenue per customer from October 1, 2001, at which time Vodacom consolidated these previously partially owned service providers.

(6) Churn is calculated by dividing the average monthly number of disconnections during the period by the average monthly total reported customer base during the period.

(7) Market share is calculated based on Vodacom’s total reported customers and the estimated total reported customers of MTN and CellC.

(8) N/a – not available.

Vodacom Tanzania - key indicators

				%	%
	Year ended March 31,			change	change
	2002	2003	2004	03/02	04/03
Customers (‘000)(1)	229	447	684	95.2	53.0
Contract	5	5	5	0.0	0.0
Prepaid	224	440	676	96.4	53.6
Community services	—	2	3	—	50.0
Gross connections (‘000)	154	262	404	70.1	54.2
Churn (%)	4.8	13.3	30.0	8.5	16.7
ARPU (Rand)(2)	305	216	128	(29.2)	(40.7)
Cumulative capex (Rand millions)	1,142	1,058	1,145	(7.4)	8.2
Number of employees	188	224	316	19.1	41.1
Mobile penetration (%)(3)	1.1	2.2	3.3	1.1	1.1
Customers per employee	1,215	1,997	2,165	64.4	8.4
Mobile market share (%)(3)	56	53	57	(3.0)	4.0

Vodacom Congo - key indicators (all indicators 100% of Vodacom Congo)

				%	%
	Year ended March 31,			change	change
	2002	2003	2004	03/02	04/03
Customers (‘000)(1)	21	248	670	1,081.0	170.2
Contract	—	4	8	—	100.0
Prepaid	21	237	653	1,028.6	175.5
Community services	—	7	9	—	28.6
Gross connections (‘000)	21	260	513	1,138.1	97.3
Churn (%)	—	24.2	20.2	24.2	(4.0)
ARPU (Rand)(2)	n/a	200	150	—	(25.0)
Cumulative capex (Rand millions)	180	944	1,432	424.4	51.7
Number of employees	235	204	334	(13.2)	63.7
Mobile penetration (%)(3)	0.3	1.0	2.3	0.7	1.3
Customers per employee	90	1,215	2,006	1,250.0	65.1
Mobile market share (%)(3)	9	44	47	35.0	3.0

Vodacom Lesotho - key indicators

				%	%
	Year ended March 31,			change	change
	2002	2003	2004	03/02	04/03
Customers (‘000)(1)	56	78	80	39.3	2.6
Contract	15	4	3	(73.3)	(25.0)
Prepaid	41	73	76	78.0	4.1
Community services	—	1	1	—	—
Gross connections (‘000)	45	76	51	68.9	(32.9)
Churn (%)	26.5	70.6	65.1	44.1	(5.5)
ARPU (Rand)(2)	144	104	125	(27.8)	20.2
Cumulative capex (Rand millions)	122	194	201	59.0	3.6
Number of employees	71	74	68	4.2	(8.1)
Mobile penetration (%)(3)	2.6	4.3	5.1	1.7	0.8
Customers per employee	796	1,047	1,176	31.5	12.3
Mobile market share (%)(3)	100	80	80	(20.0)	—

Vodacom Mozambique – key indicators

Year ended March 31,
2004
Customers (‘000)(1)	58
Contract	1
Prepaid	57
Community services	—
Gross connections (‘000)	58
Churn (%)	0.3
ARPU (Rand)(2)	110
Cumulative capex (Rand millions)	478
Number of employees	43
Mobile penetration (%)(3)	2.6
Customers per employee	1,349
Mobile market share (%)(3)	11

Notes

(1) Customer totals are based on the total number of customers registered on Vodacom’s network, which have not been disconnected, including inactive customers, as of end of the period indicated.

(2) ARPU is calculated by dividing the average monthly revenue during the period by the average monthly total reported customer base during the period.

ARPU excludes revenue from equipment sales, other sales and services and revenue from national and international users roaming on Vodacom’s networks.

(3) Penetration and market share is calculated based on Vodacom estimates.

AUDITED CONSOLIDATED INCOME STATEMENT

Amounts in accordance with IFRS, for the years ended March 31,

	2002	2003	2004
	Rm	Rm	Rm

REVENUE	16,150.7	19,778.7	23,478.0

OTHER OPERATING INCOME	29.2	68.0	57.6

DIRECT NETWORK OPERATING COST	(8,369.8)	(10,860.4)	(13,052.9)

DEPRECIATION	(1,857.3)	(2,163.0)	(2,316.9)

STAFF EXPENSES	(1,135.2)	(1,018.6)	(1,331.6)

MARKETING AND ADVERTISING EXPENSES	(542.0)	(652.5)	(702.0)

GENERAL ADMINISTRATION EXPENSES	(498.2)	(611.6)	(682.3)

AMORTIZATION OF INTANGIBLE ASSETS	(212.7)	(210.7)	(216.0)

INTEGRATION COSTS, DISPOSAL OF OPERATIONS AND IMPAIRMENTS	56.4	—	—

PROFIT FROM OPERATIONS	3,621.1	4,329.9	5,233.9

INTEREST, DIVIDENDS AND OTHER FINANCIAL INCOME	840.4	742.4	656.6

FINANCE COSTS	(868.2)	(1,546.3)	(1,107.5)

PROFIT BEFORE TAXATION	3,593.3	3,526.0	4,783.0

TAXATION	(1,190.7)	(1,198.9)	(1,725.0)

PROFIT AFTER TAXATION	2,402.6	2,327.1	3,058.0

MINORITY INTEREST	(29.6)	(112.5)	(26.2)

NET PROFIT	2,373.0	2,214.6	3,031.8

AUDITED CONSOLIDATED BALANCE SHEET

Amounts in accordance with IFRS, as at March 31,

	2002	2003	2004
	Rm	Rm	Rm
ASSETS
NON CURRENT ASSETS	11,429.1	12,276.2	13,194.2

Property, plant and equipment	9,896.6	10,675.0	10,858.6
Investment properties	—	—	63.8
Intangible assets	796.3	551.1	1,034.1
Investments *	238.5	345.4	222.4
Deferred taxation	497.7	704.7	1,015.3

CURRENT ASSETS	4,145.3	4,689.7	6,903.5

Inventory	306.0	238.8	288.5
Accounts receivable	2,845.9	3,158.9	3,926.5
Short-term investments	58.6	50.9	316.5
Foreign currency derivatives	215.6	34.6	1.9
Bank and cash balances	719.2	1,206.5	2,370.1

TOTAL ASSETS	15,574.4	16,965.9	20,097.7

EQUITY AND LIABILITIES

CAPITAL AND RESERVES	5,463.8	6,837.4	7,603.1

Ordinary share capital	—	—	—
Non-distributable reserves	106.1	(132.3)	(299.2)
Retained earnings	5,357.7	6,969.7	7,902.3

MINORITY INTEREST	10.6	88.0	93.0

NON CURRENT LIABILITIES	1,894.4	2,881.6	2,568.5

Interest bearing debt	780.2	1,732.2	1,216.6
Deferred taxation	926.2	993.1	1,173.5
Provisions	188.0	156.3	178.4

CURRENT LIABILITIES	8,205.6	7,158.9	9,833.1

Accounts payable	3,223.6	3,799.0	5,326.3
Taxation payable	351.6	315.2	852.0
Shareholder loans	920.0	920.0	—
Non-interest bearing debt	4.3	4.3	4.3
Short-term interest bearing debt *	1,231.7	436.4	839.9
Provisions	297.6	324.4	473.7
Dividends payable	600.0	600.0	1,500.0
Foreign currency derivatives	—	200.6	64.5
Bank overdraft	1,576.8	559.0	772.4

TOTAL EQUITY AND LIABILITIES	15,574.4	16,965.9	20,097.7
COMMITMENTS AND CONTINGENT LIABILITIES

* The Group restated its investments and short-term interest bearing debt for the 2003 and 2002 financial years.

AUDITED CONSOLIDATED CASH FLOW STATEMENTS

Amounts in accordance with IFRS, for the years ended March 31,

	2002	2003	2004
	Rm	Rm	Rm
CASH FLOW FROM OPERATING ACTIVITIES
Cash receipts from customers	15,583.1	19,349.0	22,798.3
Cash paid to suppliers and employees	(9,395.0)	(12,627.9)	(15,201.6)
CASH GENERATED FROM OPERATIONS	6,188.1	6,721.1	7,596.7
Finance costs paid	(889.2)	(721.7)	(512.3)
Interest, dividends and other financial income received	541.6	280.0	368.7
Taxation paid	(1,539.1)	(1,337.4)	(1,463.3)
Dividends paid – shareholders	(480.0)	(600.0)	(1,200.0)
Dividends paid - minority shareholders in subsidiaries	(6.3)	—	—
NET CASH FLOWS FROM OPERATING ACTIVITIES	3,815.1	4,342.0	4,789.8
CASH FLOW FROM INVESTING ACTIVITIES
Additions to property, plant and equipment	(4,409.1)	(3,066.5)	(2,813.8)
Proceeds on disposal of property, plant and equipment	92.4	7.7	5.0
Additions to investment properties	—	—	—
Acquisition of intangible assets	(193.7)	—	(121.1)
Disposal of subsidiaries	1.7	31.5	—
Acquisition of subsidiaries	(0.1)	—	149.6
Disposal of joint ventures	23.3	—	—
Acquisition of joint ventures	—	—	—
Advance to minority shareholders	—	(157.9)	—
Disposal of other investments	—	9.0	—
Other investing activities	(57.8)	(67.0)	(219.5)
NET CASH FLOWS UTILIZED IN INVESTING ACTIVITIES	(4,543.3)	(3,243.2)	(2,999.8)
CASH FLOW FROM FINANCING ACTIVITIES
Shareholder loans repaid	—	—	(920.0)
Interest bearing debt raised	570.6	774.1	186.9
Interest bearing debt repaid	—	(426.1)	(55.6)
Finance lease capital repaid	—	(1.6)	(9.6)
Finance lease capital raised	—	13.2	—
Funding received from minority shareholders	—	157.9	—
NET CASH FLOWS (UTILIZED IN) / FROM FINANCING ACTIVITIES	570.6	517.5	(798.3)
NET INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS	(157.6)	1,616.3	991.7
Cash and cash equivalents at the beginning of the year	(796.1)	(857.6)	647.5
Effect of foreign exchange rate changes	96.1	(111.2)	(41.5)
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	(857.6)	647.5	1,597.7

Disclaimer

This report has been prepared and published by Vodacom Group (Proprietary) Limited.

Vodacom Group (Proprietary) Limited is a private company and as such is not required by the Companies Act of 61 of 1973, as amended, to publish its results.

Vodacom Group (Proprietary) Limited makes no guarantee, assurance, representation and/or warranty as to the accuracy of the information contained in this report and will not be held liable for any reliance placed on the information contained in this report.

The information contained in this report is subject to change without notice and may be incomplete or condensed. In addition, this report may not contain all material information pertaining to Vodacom Group (Proprietary) Limited and its subsidiaries.

Without in anyway derogating from the generality of the aforegoing, it should be noted that:

•      Many of the statements included in this report are forward-looking statements that involve risks and/or uncertainties and caution must be exercised in placing any reliance on these statements. Moreover, Vodacom Group (Proprietary) Limited will not necessarily update any of these statements after the date of this report either to conform them to actual results or to changes in our expectations.

•      Insofar as the shareholder’s of Vodacom Group (Proprietary) Limited are listed and offer their shares publicly for sale on recognised Stock Exchanges locally and/or internationally, potential investors in the shares of Vodacom Group (Proprietary) Limited’s shareholders are cautioned not to place undue reliance on this report.